[NOVADEL PHARMA INC.]

April 6, 2009

VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 6010
Attn: Jeffrey Riedler

Re:	NovaDel Pharma Inc.
Registration Statement on Form S-3/A
Filed February 2, 2009
File No. 333-155345

Dear Mr. Riedler:

This letter is submitted on behalf of NovaDel Pharma Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated February 10, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. In addition, the Company is filing Amendment No. 2 (the “Amendment”) to the Registration Statement simultaneously herewith, and the Company will also provide a marked copy of the Amendment against the Registration Statement, reflecting the changes proposed herein.

FORM S-3/A

Prospectus Summary, page 3

About the 8,934,075 Shares Subject to Registration Under This Registration Statement, page 9

Comment:

1.

We note that you state on page 10 that “Under the Securities Purchase Agreement, as amended, we agreed to file this registration statement with the SEC to register the resale of 8,934,075 shares of common stock issuable pursuant to the 2008 Financing…” It appears that Section F(2)(a) of the Securities Purchase Agreement requires you to register all shares issued or issuable pursuant to the offering documents, rather than only 8,934,075 shares. Please revise to clarify or remove this inconsistency. In addition,

Jeffrrey Riedler
Securities and Exchange Commission
April 6, 2009

please also disclose and quantify all payments that will need made due to the registration of only 8,934,075 shares.

Response:

          Thank you for your comment. The Company proposes to revise the language as follows:

“Under the Securities Purchase Agreement, as amended, we agreed to file this registration statement with the SEC to register the resale of 17,978,724 shares of common stock issuable pursuant to the 2008 Financing, referred to herein as the subsequent registrable shares, within 30 days of the related Closing. Also, we have agreed to respond to all SEC comment letters as promptly as reasonably possible and to use our best efforts to have this registration statement declared effective within 90 days of the related Closing. However, as of the date of this Registration Statement, we are unable to register 9,044,649 of the subsequent registrable shares in accordance with the rules and regulations of the SEC. Therefore, we are only filing this registration statement with the SEC to register the resale of 8,934,075 subsequent registrable shares issuable pursuant to the 2008 Financing. The value of the total number of subsequent registrable shares that we are currently registering pursuant to the Securities Purchase Agreement, as amended, based on the price per share of our common stock on January 28, 2009 is $2,948,245, based on average of the high and low prices of our common stock on January 28, 2009, or $0.33 per share. There is no guarantee that the SEC will declare this registration statement effective. In connection with our reduction of subsequent registrable shares being registered on this registration statement, we have agreed with the Purchasers to pay, as liquidated damages, an amount equal to 1.0% of the aggregate purchase price paid by the Purchasers for the shares that we are not able to register for resale under this registration statement. Such liquidated damages equal $12,703 for each 30 day period during which the shares remain unregistered, beginning on February 15, 2009 and ending on the date on which such subsequent registrable shares are registered. However, these payments may not exceed 10% of the aggregate purchase price paid by the investor, or $127,030. The liquidated damages will be paid in the form of a non-convertible promissory note, which accrues interest at a rate of 10% per annum and all interest and principal will become due and payable upon the earlier to occur of (i) the maturity date, which is twelve months following the date of issuance or (ii) a change of control (as defined in the liquidated damages note).”

          The Company will also revise the table on page 11 as follows:

“The gross proceeds from the convertible notes issued in the Subsequent Closing will be $2,525,000. The following table summarizes the potential payments we may be required to pay to the Purchasers. For purposes of this table, we have assumed that the entire $2,525,000 aggregate principal amount of the convertible notes were issued and sold on October 17, 2008 and that the Purchasers exercise all of the warrants on a cashless basis. The table reflects all the payments of fees, interest and premiums due during the term of the convertible notes and warrants.

Total Gross Proceeds Payable to Company(1)	Total Maximum Payments by Company(2)	Net Proceeds to Company(3)

$2,525,000	$283,280	$2,241,720

(1)	Total gross proceeds payable to us. If Purchasers exercise the warrants on a cash basis, then the additional gross proceeds payable to us will be $1,895,362.

(2)

Total maximum payments that have been paid and may be payable in connection with the facility, including legal expenses of approximately $30,000, interest of approximately $126,250 and maximum liquidated damages of $127,030.

Jeffrrey Riedler
Securities and Exchange Commission
April 6, 2009

(3)

Total net proceeds to us calculated by subtracting the result in footnote (2) from the result in footnote (1). If Purchasers exercise the warrants on a cash basis, then the total net proceeds payable to us will be $4,137,082. The expenses set forth in column #2 above will not change in the event of the cash exercise of the warrants.”

            See pages 11 and 12 of the Amendment.

Prior Securities Transactions between the Company and the Purchasers, page 11

Comment:

2.

We note your response to prior comment 7. Please revise to disclose in the body of your filing all the material terms of the May 26, 2005, April 19, 2006 and December 27, 2006 prior securities transactions between you and the selling shareholder.

Jeffrrey Riedler
Securities and Exchange Commission
April 6, 2009

Response:

          Thank you for your comment. The Company proposes to add the following to the Amendment:

“Material Terms of the May 26, 2005 Transaction

On May 26, 2005, we closed a private placement with certain institutional and accredited investors for 6,733,024 shares of our Common Stock, at a purchase price of $1.05 per share, and Class D warrants to purchase 2,356,559 shares of Common Stock, with an exercise price of $1.30 per share. The shares of Common Stock issued in this private placement were issued at a discount to the market value of our Common Stock based on the last closing sale price of our Common Stock on the day immediately prior to the execution of the securities purchase agreement. We received gross proceeds of approximately $7,069,675 and net proceeds of approximately $6,300,000.

In connection with this transaction, we paid a cash commission equal to 7% of the gross proceeds from the offering to Paramount BioCapital, Inc., who acted as placement agent, and issued the placement agent a warrant to purchase 336,651 shares of Common Stock, with an exercise price of $1.30 per share. The placement agent was also entitled to an expense allowance of up to $50,000 to reimburse it for out of pocket expenses.

We also entered into a registration rights agreement that provides for the registration for resale of (i) shares of Common Stock sold in connection with the transaction, (ii) the shares of Common Stock issuable upon exercise of the Class D warrants and the placement agent warrants and (iii) any shares of Common Stock issued or issuable with respect to any of the foregoing following a stock split, stock dividend, recapitalization, exchange or similar event. We were required to file a registration statement for the resale of these shares within 45 days of the related closing date, and to use commercially reasonable efforts to have the registration statement declared effective with 90 days of the related closing date. Failure to file or to cause the registration statement to become effective with the required timeframe was subject to liquidated damages in cash equal to 1% of the aggregate purchase price of such shares for each 30-day period until such failure is cured.

ProQuest Investments purchased 4,615,993 shares of Common Stock and warrants to purchase 1,615,597 shares of Common Stock in this transaction.

Material Terms of the April 19, 2006 Transaction

On April 19, 2006, we closed a private placement with certain institutional and accredited investors for 8,092,796 shares of our Common Stock, at a purchase price of $1.45 per share, and warrants to purchase 2,427,839 shares of Common Stock, with an exercise price of $1.60 per share. The shares of Common Stock issued in this private placement were issued at a discount to the market value of our Common Stock based on the last closing sale price of our Common Stock on the day immediately prior to the execution of the securities purchase agreement. Our affiliates that invested in the private placement purchased shares of Common Stock at $1.58 per share, which was equal to the last closing sale price of our Common Stock on the day immediately prior to the execution of the securities purchase agreement. We received gross proceeds equal to $11,773,962.70 and net proceeds of approximately $10,400,000.

In connection with this transaction, we paid a cash commission equal to 7% of the gross proceeds from the offering to Paramount BioCapital, Inc. and Griffin Securities, Inc., who acted as placement agents, and issued the placement agents warrants to purchase 468,329 shares of Common Stock, with an exercise price of $1.60 per share.

We also entered into a registration rights agreement that provides for the registration for resale of shares of Common Stock sold in connection with the transaction and any shares of Common Stock issued or issuable following a stock split, stock dividend, recapitalization, exchange or similar event. We were required to file a registration statement for the resale of these shares within 30 days of the related closing date, and to use commercially reasonable efforts to

Jeffrrey Riedler
Securities and Exchange Commission
April 6, 2009

have the registration statement declared effective with 90 days of the related closing date. Failure to file or to cause the registration statement to become effective with the required timeframe was subject to liquidated damages in cash equal to 1% of the aggregate purchase price of such shares for each 30-day period until such failure is cured.

ProQuest Investments purchased 689,663 shares of Common Stock and warrants to purchase 206,899 shares of Common Stock in this transaction.

Material Terms of the December 27, 2006 Transaction

On December 27, 2006, we closed a private placement with certain institutional and accredited investors for 9,823,983 shares of our Common Stock, at a purchase price of $1.45 per share, and warrants to purchase 3,929,593 shares of Common Stock, with an exercise price of $1.70 per share. The shares of Common Stock issued in this private placement were issued at a discount to the market value of our Common Stock based on the last closing sale price of our Common Stock on the day immediately prior to the execution of the securities purchase agreement. We received gross proceeds equal to approximately $14 million and net proceeds of approximately $13 million.

In connection with this transaction, we paid a cash commission equal to 7% of the gross proceeds from the offering to Oppenheimer & Co. Inc., who acted as placement agent, and issued the placement agent a warrant to purchase 491,199 shares of Common Stock, with an exercise price of $1.70 per share.

ProQuest Investments purchased 961,914 shares of Common Stock and warrants to purchase 384,766 shares of Common Stock in this transaction.”

See pages 12 and 13 of the Amendment.

In addition, the Company intends to replace the table on page 12 with the following table:

“Prior Securities Transactions between the Company and the Purchasers

The following table indicates all prior securities transactions between the Company and Purchasers:

Date of the Transaction	Total Number of Shares Outstanding Prior to the Transaction	Total Number of Shares held by Non- Affiliates (1) of the Company Prior to the Transaction	Total Number of Shares Issued to the Selling Security Holder in the Transaction	Shares as a Percentage of Non- Affiliates (1)	Market Price Per Share Immediately Prior to the Transaction	Current Market Price Per Share (2)

May 26, 2005	33,834,294	27,751,050	6,231,590 (3)	22.46%	$1.20	$0.29
April 19, 2006	40,766,827	30,845,938	896,562 (4)	2.91%	$1.61	$0.29
December 27, 2006	49,491,749	41,836,197	1,346,680 (5)	3.22%	$1.66	$0.29

(1) This calculation excludes any shares held by the Selling Security Holder in the denominator.

(2) Market price per share of our common stock on March 20, 2009.

(3)          Consists of 4,615,993 shares of Common Stock and warrants to purchase 1,615,597 shares of Common Stock that are exercisable for a five-year period commencing upon the six month anniversary of the closing date.

(4)          Consists of 689,663 shares of Common Stock and warrants to purchase 206,899 shares of Common Stock that are exercisable for a five-year period commencing upon the six month anniversary of the closing date.

(5)          Consists of 961,914 shares of Common Stock and warrants to purchase 384,766 shares of Common Stock that are exercisable for a five-year period commencing upon the six month anniversary of the closing date.”

Jeffrrey Riedler
Securities and Exchange Commission
April 6, 2009

About NovaDel, page 12

Comment:

3.	We note your response to prior comment 6. Please disclose whether you currently have a reasonable belief that you can make all payments under the notes if such payments are demanded.

Response:

             Thank you for your comment. The Company proposes to add the following to the Amendment:

“We are seeking to raise additional capital in early 2009 to fund our operations and future development activities through a license agreement or by taking advantage of other strategic opportunities. These opportunities could include the securing of funds through new strategic partnerships or collaborations, the sale of common stock or other equity securities or the issuance of debt. In the event we do not enter into a license agreement or other strategic transaction in which we receive an upfront fee or payment, or we do not undertake a financing of debt or equity securities, we may not have sufficient cash on hand to fund operations. We can give no assurances that we will be able to enter into a strategic transaction or raise any additional capital or if we do, that such additional capital will be sufficient to meet our needs, or on terms favorable to us. Our ability to fund operations is also dependent on whether ProQuest Investments, or ProQuest, to which we have issued $4.0 million of secured convertible notes in fiscal 2008, consisting of $1.5 million of notes issued in the initial closing on May 30, 2008, the Initial Closing Notes, and $2.5 million of notes issued in the subsequent closing on October 17, 2008, the Subsequent Closing Notes, demands payment under such notes. Given our current level of spending, if ProQuest demands payment under the Initial Closing Notes and the Subsequent Closing Notes, we will not be able to repay the notes in full, unless we are successful prior to that time in securing funds through new strategic partnerships and/or the sale of common stock or other securities. However, if ProQuest only demands payment under the Initial Closing Notes, fully converts the Subsequent Closing Notes into shares of our common stock, and we are not successful in securing new funds, we will have sufficient cash on hand to fund operations through May 2009. If ProQuest only demands payment under the Subsequent Closing Notes, fully converts the Initial Closing Notes into shares of our common stock, and we are not successful in securing new funds, we will have sufficient cash on hand to fund operations through April 2009. Lastly, if ProQuest chooses not to demand payment on the Initial Closing Notes and the Subsequent Closing Notes, and instead fully converts them into shares of our common stock, and we are not successful in securing new funds, we will have sufficient cash on hand to fund operations through the early third quarter 2009. Subsequent to December 2008, and as of the date of this prospectus, although ProQuest did not convert its notes into common stock, ProQuest has not yet demanded payment under the notes.”

             See pages 14 and 25 of the Amendment.

*************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Jeffrrey Riedler
Securities and Exchange Commission
April 6, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment Letter. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 782-3431.

Sincerely,

/s/ Deni M. Zodda
Deni M. Zodda Interim Chief Financial Officer

cc: Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP